Issuer Free Writing Prospectus dated November 6, 2009

Supplementing the Preliminary Prospectus dated October 22, 2009

Filed pursuant to Rule 433

Registration No. 333-162376

STR HOLDINGS, INC.

This free writing prospectus of STR Holdings, Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus, dated October 22, 2009 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-162376) of STR Holdings, Inc., as filed with the Securities and Exchange Commission on October 22, 2009 (as amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below.

Proposed Terms of Initial Public Offering

Common stock offered by STR Holdings, Inc.	3,300,000 shares

Common stock offered by the selling stockholders	9,000,000 shares

Total offered	12,300,000 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,845,000 additional shares of common stock from the selling stockholders.

Common stock to be outstanding after this offering	41,349,710 shares (or 41,349,710 if the underwriters exercise in full their option to purchase additional shares to cover overallotments, if any).

Common stock ownership

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the “Principal and Selling Stockholders” section beginning on page 143 of the Preliminary Prospectus has been revised as set forth below.

Initial public offering price	$10.00 per share

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $25.8 million, after deducting underwriting discounts and commissions and other estimated expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Corporate reorganization

As a result of the decrease in the initial public offering price range and other revised terms, as described herein, the first three tables in the “Corporate Reorganization” section on pages 42 and 43 of the Preliminary Prospectus have been revised as set forth below.

As adjusted balance sheet data

Based on an offering price of $10.00 per share and other revised offering terms, as described herein, as of June 30, 2009, cash and cash equivalents would have been approximately $49.0 million, total assets would have been approximately $623.1 million, total debt would have been approximately $241.5 million, and total unitholders’/stockholders’ equity would have been approximately $246.0 million.

Capitalization

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the “Capitalization” section on page 46 of the Preliminary Prospectus has been revised as set forth below.

Dilution

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the “Dilution” section beginning on page 47 of the Preliminary Prospectus has been revised as set forth below.

Options

In connection with this offering and under the 2009 Equity Incentive Plan, we intend to grant certain employees and directors options to purchase a total of 2,721,073 shares of our common stock at an exercise price equal to the initial public offering price, including option grants to Dennis L. Jilot, Barry A. Morris, Robert S. Yorgensen and Mark A. Duffy to purchase 402,812,

379,758, 441,010 and 461,966 shares of our common stock, respectively. In addition, in connection with this offering and under the 2009 Equity Incentive Plan, we plan to grant certain employees options to purchase 774,612 shares of our common stock at exercise prices ranging from $12.81 to $21.50, including option grants at an exercise price of $12.81 to Messrs. Jilot, Morris and Yorgensen to purchase 209,505, 122,211 and 200,775 shares of our common stock, respectively.

CORPORATE REORGANIZATION

The following table sets forth the priority distribution as applied to each class of units as well as the applicable threshold levels, each as described above, and the implied allocation of value at each distribution priority level:

	Percentage of Equity Value Received
Class	First Priority	Second Priority	Third Priority	Fourth Priority	Fifth Priority
	(dollars in millions)
A units	100.00%	88.66%	N/A	N/A	N/A
B units	—	0.98%	N/A	N/A	N/A
C units	—	5.50%	N/A	N/A	N/A
D units	—	1.98%	N/A	N/A	N/A
E units	—	—	N/A	N/A	N/A
F units	—	2.88%	N/A	N/A	N/A
Total	100.00%	100.00%	N/A	N/A	N/A

Distribution threshold	$—	$181	$487	$505	$818
Equity value allocation(1)	$181	$199	$—	$—	$—
Equity value allocation—cumulative(1)	$181	$380	N/A	N/A	N/A

(1)           Represents the value of the shares of common stock distributed at each priority level based on the initial public offering price of $10.00 per share.

The following table sets forth the total number of shares allocated to each class of units based on the equity value allocated to each class divided by the initial public offering price of $10.00 per share:

Class	Value	Shares of Common Stock(1)
	(dollars in millions)
A units	$357.5	35,749,995
B units	2.0	195,053
C units	11.0	1,096,273
D units	3.9	394,095
E units	—	—
F units	5.7	574,294
Total	$380.1	38,009,710

(1)           The aggregate share numbers allocated among the classes have been rounded on a per holder basis as necessary to avoid the issuance of fractional shares.

The following table sets forth the implied exchange ratio applicable to each class of units reflecting the priority distribution of the equity value allocated to each class based on the initial public offering price of $10.00 per share:

	Units		Exchange	Shares of
Class	Issued	Eligible(1)	Ratio(2)	Common Stock
A units	18,088,388	18,088,388	1.9764	35,749,995
B units	199,766	199,766	0.9764	195,053
C units	1,134,419	1,122,753	0.9764	1,096,273
D units	407,796	403,629	0.9764	394,095
E units	403,833	—	N/A	—
F units	588,171	588,171	0.9764	574,294
Total	20,822,373	20,402,707	1.8630	38,009,710

(1)           Excludes 419,666 units that will be canceled upon the conversion.

(2)           Ratio of the number of shares of common stock issuable upon conversion to the number of eligible units. The exchange ratio is rounded to four decimal places.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009:

•      on an actual basis reflecting the capitalization of STR Holdings LLC; and

•      on a pro forma as adjusted basis to give effect to the following:

•      our corporate reorganization as more fully described in “Corporate Reorganization”; and

•      the sale of 3,300,000 shares of our common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2009
	(Unaudited)
	Actual	Pro Forma As Adjusted
	(in thousands, except share/ unit data)
Cash and cash equivalents	$37,465	$49,016
Debt:
Current portion of long-term debt	$2,020	$2,020
Long-term debt, less current portion(1)	254,494	239,494
Total debt	$256,514	$241,514
Contingently redeemable units(2)	$3,531	$—
Unitholders’ equity:
Class A Units, 17,864,924 units authorized and outstanding	178,649	—
Class F Units, 588,171 units authorized and outstanding	1,598	—
Retained earnings	38,459	—
Accumulated other comprehensive expense	(330)	—
Total unitholders’ equity	$218,376	$—
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 shares authorized; no shares issued and outstanding, on a pro forma as adjusted basis	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized; 41,349,710 shares issued and outstanding, on a pro forma as adjusted basis(3)	—	399
Additional paid in capital	—	209,401
Retained earnings	—	36,520
Accumulated other comprehensive income	—	(330)
Total stockholders’ equity	—	245,990
Total capitalization	$478,421	$487,504

(1)           As of June 30, 2009, we had $20.0 million of availability under the $20.0 million revolving portion of our credit facilities.

(2)           Represents Class B, C, D and E units with contingent put options.

(3)           Common stock issued and outstanding on a pro forma adjusted basis includes 39,948,188 shares of common stock and 1,401,522 shares of unvested restricted common stock, as of June 30, 2009, subject to future vesting based upon time, service and/or performance conditions.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of common stock upon the completion of this offering.

As of June 30, 2009, our net tangible book value was approximately $(223.4) million, or $(5.87) per share. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. Dilution in the net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the consummation of this offering.

After giving effect to (i) the conversion of all outstanding Class A, B, C, D, E and F units into 38,009,710 shares of our common stock, which includes the conversion of unvested Class A, C, D, E and F incentive units as of June 30, 2009 into 1,361,522 shares of our restricted stock that will continue to vest in accordance with their respective terms, prior to the consummation of this offering and (ii) the sale of our common stock at the initial public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2009 would have been approximately $(199.3) million, or $(4.81) per share.

This represents an immediate increase in pro forma net tangible book value of $1.06 per share to our existing stockholders and an immediate dilution of $14.81 per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution to new investors on a per share basis:

Initial public offering price per share		$10.00
Pro forma net tangible book value per share as of June 30, 2009	$(5.87)
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering	1.06
Pro forma as adjusted net tangible book value per share after this offering		(4.81)
Dilution per share to new investors		$14.81

The following table summarizes, as of June 30, 2009, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased(1)		Total Consideration			Average Price
	Number	Percent	Amount		Percent	Per Share
Existing stockholders	38,009,710	92.0%	$178,649,240	(2)	84.4%	$4.70
New investors	3,300,000	8.0	33,000,000		15.6	$10.00
Total	41,309,710	100%	$211,649,240		100%

(1)           Excludes 40,000 shares of restricted common stock that we intend to grant to certain directors in connection with this offering.

(2)           Does not include $6.0 million in value associated with the 2009 equity award made to Mr. Jilot.  See “Executive and Director Compensation—Employment Agreements” in the Preliminary Prospectus.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 29,009,710, or 70.2% of the total number of shares of our common stock to be outstanding after the offering, and will increase the number of shares held by new investors to 12,300,000, or 29.7% of the total number of shares of our common stock to be outstanding after the offering. If the underwriters exercise their overallotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to 65.7% of the total number of shares of our common stock outstanding after the offering, and the number of shares of our common stock held by new investors will increase to 14,145,000, or 34.2% of the total shares of our common stock outstanding after this offering.

In addition, we may choose to raise additional capital based on market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering and the corporate reorganization by:

•      each person or group who is known by us to own beneficially more than 5% of our common stock;

•      each member of our board of directors, each director nominee and each of our named executive officers;

•      all members of our board of directors and our executive officers as a group; and

•      the selling stockholders.

For further information regarding material transactions between us and certain of our selling stockholders, see “Certain Relationships and Related Person Transactions” in the Preliminary Prospectus.

Under the STR Holdings (New) LLC Agreement, STR Holdings (New) LLC’s Class A, B, C, D, E and F units are subject to a priority distribution that is based on the initial public offering price. Accordingly, the final allocation of shares of STR Holdings, Inc. issued in the corporate reorganization among the classes of outstanding units of STR Holdings (New) LLC is based on the initial public offering price of our common stock in this offering. See “Corporate Reorganization” in the Preliminary Prospectus, as amended herein. In addition, the number of shares offered by each selling stockholder is based on their percentage of ownership resulting from the allocation of shares in the corporate reorganization. All share numbers in the table below, including the number of shares offered in this offering by each selling stockholder, are based on the initial public offering price of $10.00 per share.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 38,009,710 shares of common stock outstanding after giving effect to our corporate reorganization, and 41,349,710 shares of common stock to be outstanding after the completion of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is STR Holdings, Inc., 10 Water Street, Enfield, CT 06082.

Ownership

	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering(1)		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Option to Purchase Additional Shares
Name of Beneficial Owner	Number of Shares	Percentage	Shares Offered(2)	Number of Shares	Percentage	Number of Shares	Percentage
5% Stockholders:
DLJ Merchant Banking Partners IV, L.P. and affiliated funds(3)(4)	19,802,971	52.1%	4,879,606	14,923,365	36.1%	13,923,050	33.7%
The Northwestern Mutual Life Insurance Company(4)(6)	5,929,216	15.6%	1,461,005	4,468,211	10.8%	4,168,706	10.1%
Credit Suisse/CFIG STR Investors SPV, LLC(4)(7)	2,075,226	5.5%	511,352	1,563,874	3.8%	1,459,047	3.5%

Named Executive Officers, Directors, and Director Nominees:
Dennis L. Jilot(8)	2,811,369	7.4%	541,411	2,269,958	5.5%	2,158,969	5.2%
Barry A. Morris	381,107	1.0%	62,765	318,342	*	305,475	*
John F. Gual(9)	624,921	1.6%	153,986	470,935	1.1%	439,368	1.1%
Robert S. Yorgensen	717,219	1.9%	125,565	591,654	1.4%	565,913	1.4%
Mark A. Duffy	—	—	—	—	—	—	—
John A. Janitz(4)(5)	258,755	*	53,132	215,623	*	204,731	*
Jason L. Metakis(10)	—	—	—	—	—	—	—
Dominick J. Schiano(4)(5)	258,755	*	53,132	215,623	*	204,731	*
Susan C. Schnabel(11)	—	—	—	—	—	—	—
Ryan M. Sprott(11)	—	—	—	—	—	—	—
Scott S. Brown	—	—	—	10,000	*	10,000	*
Andrew M. Leitch	—	—	—	10,000	*	10,000	*
All directors, director nominees and executive officers as a group (12 persons)(10)(11)	5,052,126	13.3%	989,991	4,102,135	9.9%	3,899,187	9.4%

Other Selling Stockholders:
AXA Equitable Life Insurance Company(12)	988,203	2.6%	243,501	744,702	1.8%	694,784	1.7%
Harrington Sound, LLC(13)	100,629	*	24,721	75,908	*	70,840	*
Michael R. Stone 2008 GRAT(14)	191,113	*	47,092	144,021	*	134,367	*
MRS Trust(14)	1,138,854	3.0%	279,508	859,346	2.1%	802,047	1.9%
Prairie Fire Trust(15)	1,509,430	4.0%	370,821	1,138,609	2.8%	1,062,591	2.6%
Varchala Abrol(16)	5,614	*	139	5,475	*	5,447	*
Robert J. Cammilleri(17)	6,184	*	647	5,537	*	5,404	*
Russell Childrey(17)	6,184	*	647	5,537	*	5,404	*
Michael A. Choukas(18)	201,257	*	49,116	152,141	*	142,072	*
Susan E. DeRagon(17)	6,184	*	647	5,537	*	5,404	*
Francis J. Donino(17)	30,920	*	3,234	27,686	*	27,023	*
Gregory G. Gardner(17)	109,976	*	22,714	87,262	*	82,606	*
Ann Marie Glica(17)	6,184	*	647	5,537	*	5,404	*
Thomas J. Harney(17)	6,184	*	647	5,537	*	5,404	*
Chi Kin Kam(17)	15,459	*	1,618	13,841	*	13,509	*
Edward F. Kozloski(17)	6,184	*	647	5,537	*	5,404	*
Zenon Kruczkowski(17)	30,920	*	485	30,435	*	30,336	*
Wei Hung Kwok(17)	169,268	*	37,325	131,943	*	124,291	*
Carina Maceira(17)	6,184	*	647	5,537	*	5,404	*
Alyce E. Mayer(17)	6,184	*	647	5,537	*	5,404	*
Donald O. Montanari(17)	6,184	*	647	5,537	*	5,404	*
Victor Ovadia(17)	6,184	*	647	5,537	*	5,404	*
Alejandro Sanchez(17)	6,184	*	647	5,537	*	5,404	*
Richard Ian Saunderson(17)	129,740	*	27,584	102,156	*	96,501	*

	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering(1)		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Option to Purchase Additional Shares
Name of Beneficial Owner	Number of Shares	Percentage	Shares Offered(2)	Number of Shares	Percentage	Number of Shares	Percentage
Ryan T. Tucker(17)	15,459	*	1,618	13,841	*	13,509	*
Paul Vigano(18)	40,252	*	9,889	30,363	*	28,336	*
Thomas D. Vitro(17)	129,740	*	27,584	102,156	*	96,501	*
Hans-Hermann Vogel(17)	6,184	*	647	5,537	*	5,404	*
Jack D. Warren(17)	6,184	*	97	6,087	*	6,067	*
Lam Sing Yim(17)	15,459	*	1,618	13,841	*	13,509	*
Kwok Wai Yu(17)	15,459	*	1,618	13,841	*	13,509	*

*              Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)           Beneficial ownership does not include any shares that may be purchased in this offering, but does include any shares of restricted stock and options (to the extent such options are required to be included in beneficial ownership under SEC rules) granted in connection with this offering.

(2)           If the underwriters exercise their option to purchase additional shares of our common stock, the additional shares sold by the selling stockholders will be allocated pro rata among all the selling stockholders based upon the share offered amounts in the preceding table.

(3)           Includes 10,262,778 shares of common stock held by DLJ Merchant Banking Partners IV, L.P., 5,371,566 shares of common stock held by DLJ Offshore Partners IV, L.P., 789,254 shares of common stock held by DLJ Merchant Banking Partners IV (Pacific), L.P. and 3,379,373 shares of common stock held by MBP IV Plan Investors, L.P. prior to the offering.

In connection with this offering, DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP IV Plan Investors, L.P. are selling 2,528,827, 1,323,596, 194,479 and 832,704 of shares of our common stock, respectively. Assuming full exercise of the underwriters’ option to purchase additional shares, DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP IV Plan Investors, L.P. will sell an additional 518,408, 271,336, 39,868 and 170,703 shares of our common stock, respectively.

The members of the investment committee of DLJ Merchant Banking IV, L.P. have voting and dispositive power over the shares of common stock held by DLJ Merchant Banking Partners IV, L.P. and its affiliated funds. The investment committee consists of Newton Aguiar, Nicole S. Arnaboldi, Edward A. Johnson, Neal Pomroy, Susan C. Schnabel, Ryan M. Sprott and Colin A. Taylor. Each of Ms. Arnaboldi, Ms. Schnabel and Messrs. Aguiar, Johnson, Pomroy, Sprott and Taylor disclaim beneficial ownership of the shares held by DLJ Merchant Banking Partners IV, L.P. and its affiliated entities, except to the extent of her or his pecuniary interest therein.

The address for DLJ Merchant Banking Partners IV, L.P. and its affiliates is c/o DLJ Merchant Banking, Inc., Eleven Madison Avenue, New York, NY 10010.

Credit Suisse, a Swiss bank, owns the majority of the voting stock of Credit Suisse Holdings (USA), Inc., a Delaware corporation, which in turn owns all of the voting stock of Credit Suisse (USA) Inc., a Delaware corporation (“CS-USA”). The entities discussed in the above paragraph are merchant banking funds managed by indirect subsidiaries of CS-USA and form part of Credit Suisse’s asset management business. The ultimate parent company of Credit Suisse is Credit Suisse Group AG (“CSG”). CSG disclaims beneficial ownership of the reported common stock that is beneficially owned by its direct and indirect subsidiaries. The address for CS-USA and CSG is Eleven Madison Avenue, New York, NY 10010.

(4)           These selling stockholders are affiliates of registered broker-dealers. Each such selling stockholder purchased the securities held by such selling stockholder in the ordinary course of business and at the time of purchase, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

(5)           Each selling stockholder has a pecuniary interest in 217,098 shares of common stock held by the DLJMB affiliate, MBP IV Plan, Investors, L.P. See “Certain Relationships and Related Person Transactions—Merger, Subscription and Contribution Agreements” in the Preliminary Prospectus. Each selling stockholder has no voting or dispositive power over these shares of common stock and is not deemed to beneficially own such shares.

(6)           Shares of common stock are owned directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Investment Management Company, LLC, a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual with respect to all of such shares and shares voting and investment power with respect to such shares. As such, Northwestern Investment Management Company, LLC may be deemed a beneficial owner of such shares. Jeffrey J. Lueken and David A. Barras, the Vice President—Securities and Managing Director—Securities of Northerwestern Investment Management Company LLC, respectively, also may be deemed to be indirect beneficial owners with shared voting power and dispositive power with respect to such shares. Messrs. Lueken and Barras disclaim any such beneficial ownership except to the extent of any pecuniary interest therein. Northwestern Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, WI, 53202. It is organized under Delaware law.

(7)           The board of management of DLJ Merchant Banking Advisors, Inc., the managing member of Credit Suisse/CFIG STR Investors SPV, LLC, has voting and dispositive power over the shares of common stock held by Credit Suisse/CFIG STR Investors SPV, LLC. The members of the board of management are Nicole S. Arnaboldi, George R. Hornig and Edward W. Poletti. Each of Ms. Arnaboldi and Messrs. Hornig and Poletti disclaim beneficial ownership of the shares held by Credit Suisse/CFIG STR Investors SPV, LLC, except to the extent of her or his pecuniary interest therein. The address for Credit Suisse/CFIG STR Investors SPV, LLC is Eleven Madison Avenue, New York, NY 10010.

(8)           Includes 834,964 shares of common stock held directly by Mr. Jilot and 1,976,405 shares of common stock held by The Dennis L. and Linda L. Jilot Family Trust prior to the offering. Mr. Jilot is a co-trustee and a beneficiary of The Dennis L. and Linda L. Jilot Family Trust. In connection with this offering, Mr. Jilot is selling 54,410 shares of our common stock and The Dennis L. and Linda L. Jilot Family Trust is selling 487,001 shares of our common stock. Assuming full exercise of the underwriters’ option to purchase additional shares, Mr. Jilot and The Dennis L. and Linda L. Jilot Family will sell an additional 11,154 and 99,835 shares of our common stock, respectively. Mr. Jilot and Linda L. Jilot are co-trustees of The Dennis L. and Linda L. Jilot Family Trust and have equal voting and dispositive power over the shares of stock held by The Dennis L. and Linda L. Jilot Family Trust.

(9)           Mr. Gual, our former Vice President and Chief Operating Officer, retired in April 2009.

(10)         Does not include shares held by DLJ Merchant Banking Partners IV, L.P. and its affiliated entities. By virtue of his affiliation with DLJ Merchant Banking Partners, Mr. Metakis may be deemed to have or share beneficial ownership of the shares held by DLJ Merchant Banking Partners IV, L.P. and its affiliated entities. Mr. Metakis disclaims beneficial ownership of such shares, except to the extent of his pecuniary interests therein.

(11)         Does not include shares held by DLJ Merchant Banking Partners IV, L.P. and its affiliated entities. Each of Ms. Schnabel and Mr. Sprott is a partner and member of the Investment Committee of DLJ Merchant Banking Partners and may be deemed to beneficially own the shares of common stock held by DLJ Merchant Banking Partners IV, L.P. and its affiliated entities. Each of Ms. Schnabel and Mr. Sprott disclaims beneficial ownership of the shares held by DLJ Merchant Banking Partners IV, L.P. and its affiliated entities, except to the extent of her or his direct pecuniary interests therein.

(12)         The address for AXA Equitable Life Insurance Company is 1290 Avenue of the Americas, New York, NY 10104.

(13)         HS Trust is the sole member of Harrington Sound, LLC and has the voting and dispositive power over the shares of common stock held by Harrington Sound, LLC. Elizabeth Barrett is the trustee of HS Trust.

(14)         Michael R. Stone, who resigned from the board of managers of STR Holdings LLC in July 2008, is a co-trustee and beneficiary of the MRS Trust and a beneficiary of the Michael R. Stone 2008, GRAT, each of which are selling stockholders in this offering. John W. Blackburn is co-trustee of the MRS Trust and trustee of the Michael R. Stone 2008 GRAT. The respective trustees of the selling stockholders have voting and dispositive power over the shares of common stock held by such selling stockholders. Mr. Stone also directly holds 179,464 shares of our common stock.

(15)         The trustees of the selling stockholder are Sloan C. Castleman and Daniel J. O’Brien. The trustees and the authorized designee of the trustees, John W. Blackburn, have voting and dispositive power over the shares of common stock held by the trust.

(16)         The selling stockholder is a former employee of our company.

(17)         The selling stockholder is an employee of our company.

(18)         The selling stockholder was a director of our company prior to the consummation of the DLJ Transactions in June 2007.

To review the preliminary prospectus included in Amendment No. 4 to the Registration Statement, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1473597/000104746909009611/a2194944zs-1a.htm

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001473597.

STR HOLDINGS, INC. (“STR”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS STR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, CREDIT SUISSE OR GOLDMAN, SACHS & CO. WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE OR GOLDMAN, SACHS & CO. TOLL FREE AT 1-800-221-1037 OR 1-866-471-2526, RESPECTIVELY.